BNY MELLON INVESTMENT ADVISER, INC.
240 Greenwich Street

New York, New York 10286

May 20, 2022

Dreyfus Government Cash Management Funds

240 Greenwich Street
New York, New York 10286

Re: Fee Waiver and Expense Limitation

To Whom It May Concern:

Effective June 1, 2022, BNY Mellon Investment Adviser, Inc. ("BNYM Investment Adviser"), intending to be legally bound, hereby confirms its agreement in respect of Dreyfus Government Cash Management (the "Fund"), a series of Dreyfus Government Cash Management Funds (the "Trust"), as follows:

Until June 1, 2023, BNYM Investment Adviser will waive receipt of a portion of its management fee in the amount of .03% of the value of the Fund's average daily net assets. On or after June 1, 2023, BNYM Investment Adviser may terminate this waiver agreement at any time. In addition, BNYM Investment Adviser has contractually agreed, until at least June 1, 2023, to waive receipt of its fees and/or assume the direct expenses of the Fund's BOLDSM shares so that the direct expenses of BOLDSM shares (excluding taxes, interest, portfolio transaction costs, commitment fees on borrowings and extraordinary expenses) do not exceed 0.18%. On or after June 1, 2023, BNYM Investment Adviser may terminate the fee waiver agreement and/or expense limitation agreement at any time.

Until June 1, 2023, BNYM Investment Adviser will waive receipt of its fees and/or assume the direct expenses of the Fund so that the direct expenses of the Fund's Service shares (excluding taxes, interest, brokerage commissions, commitment fees on borrowing and extraordinary expenses) do not exceed 1.01%. On or after June 1, 2023, BNYM Investment Adviser may terminate this expense limitation agreement at any time.

Until June 1, 2023, BNYM Investment Adviser will waive receipt of its fees and/or assume the direct expenses of the Fund so that the direct expenses of the Fund's Wealth shares (excluding taxes, interest, brokerage commissions, commitment fees on borrowing and extraordinary expenses) do not exceed .62%. On or after June 1, 2023, BNYM Investment Adviser may terminate this expense limitation agreement at any time.

This Agreement may only be amended by agreement of the Trust, on behalf of the Fund, upon the approval of the Board of Trustees of the Trust and BNYM Investment Adviser, to lower the net amounts shown and may only be terminated prior to June 1, 2023, in the event of termination of the Management Agreement between BNYM Investment Adviser and the Trust.

BNY MELLON INVESTMENT ADVISER, INC. By: /s/ James Bitetto James Bitetto Secretary

Accepted and Agreed To:

DREYFUS GOVERNMENT CASH MANAGEMENT FUNDS

By:	/s/ James Windels

James Windels

Treasurer